                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                      ----------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                  AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)(1)


                                NEW VALLEY CORPORATION
                                ----------------------
                                   (Name of Issuer)

                           CLASS A SENIOR PREFERRED SHARES
                           -------------------------------
                            (Title of Class of Securities)

                                     64908 0 207
                                    -------------
                                    (CUSIP Number)

                             CANYON CAPITAL ADVISORS LLC
                         9665 WILSHIRE BOULEVARD, SUITE 200
                           BEVERLY HILLS, CALIFORNIA 90212
                              ATTN: MITCHELL R. JULIS
                                    (310) 247-2700
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    MARCH 5, 1999
                                    -------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE:     Schedules filed in paper format shall include a signed
     original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 9 Pages)


-----------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------          -----------------------------------
 CUSIP NO. 64908 0 207                 13D    Page 2 of 9 Pages
-----------------------------------          -----------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              CANYON CAPITAL ADVISORS LLC
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              AF
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           57,118
              SHARES             -----------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY
            REPORTING            -----------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          57,118
                                 -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              57,118
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              5.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IA
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------          -----------------------------------
 CUSIP NO. 64908 0 207                 13D    Page 3 of 9 Pages
-----------------------------------          -----------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              MITCHELL R. JULIS
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              AF
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF
              SHARES             -----------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        57,118
            REPORTING            -----------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH
                                 -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             57,118
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              57,118
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              5.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------          -----------------------------------
 CUSIP NO. 64908 0 207                 13D    Page 4 of 9 Pages
-----------------------------------          -----------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              JOSHUA S. FRIEDMAN
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              AF
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF
              SHARES             -----------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        57,118
            REPORTING            -----------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH
                                 -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             57,118
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              57,118
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              5.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------          -----------------------------------
 CUSIP NO. 64908 0 207                 13D    Page 5 of 9 Pages
-----------------------------------          -----------------------------------
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              R. CHRISTIAN B. EVENSEN
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              AF
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF
              SHARES             -----------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        57,118
            REPORTING            -----------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH
                                 -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             57,118
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              57,118
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              5.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.         SECURITY AND ISSUER

       This Schedule 13D relates to the Class A Senior Preferred Shares (the "Preferred Stock"), of New Valley Corporation, a Delaware corporation, which has its principal executive offices at 100 S.E. Second Street, Miami, Florida ("New Valley").

ITEM 2.         IDENTITY AND BACKGROUND

       (a)      This Schedule is being filed by the following persons:

                (i)   Canyon Capital Advisors LLC ("CCA");

                (ii)  Mitchell R. Julis;

                (iii) R. Christian B. Evensen; and

                (iv) Joshua S. Friedman (each of Messrs. Julis, Evensen and Friedman, and CCA is referred to herein as a "Reporting Persons"; they are collectively referred to herein as the "Reporting Persons").

                CCA is the investment advisor to the following persons:

                (i) The Value Realization Fund L.P., a Delaware limited partnership ("VRF");

                (ii) The Value Realization Fund B L.P., a Delaware limited partnership ("VRFB"); and

                (iii) The Canyon Value Realization Fund (Cayman), Ltd., a
                      Cayman Islands corporation ("CVRF" and collectively with VRF and VRFB, the "Managed Accounts").

                The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person.

       (b),(c) CCA is owned in equal shares by entities controlled by Messrs. Friedman, Julis and Evensen. CCA is the investment advisor to VRF and the general partner of its general partner. CCA is the investment advisor to VRFB and is its general partner. CVRF is an investment fund and advisory client of CCA. Mr. Evensen, a managing director of CCA, holds various positions or limited partnership interests in affiliates of CCA. Mr. Friedman, a managing director of CCA, holds various positions or limited

                                  Page 6 of 9 Pages
partnership interests in affiliates of CCA. Mr. Julis, a managing director of CCA, holds various positions or limited partnership interests in affiliates of CCA. The business address of CCA and Messrs. Friedman, Julis and Evensen is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212.

       (d),(e) None of the Reporting Persons during the last five years (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

       (f) Each Reporting Person who is a natural person is a citizen of the United States.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                On March 20, 1998, a Schedule 13G was filed with respect to the 57,118 shares of Preferred Stock reported on this Schedule 13D. Since the time of the filing of such Schedule 13G, there have been no acquisitions or dispositions of Preferred Stock.

ITEM 4.         PURPOSE OF TRANSACTION

                Until this point, the Reporting Persons have held their Preferred Stock for investment purposes only. The Reporting Persons have filed this Schedule 13D in order to report that they now wish to confer with management of New Valley Corporation (the "Issuer") concerning certain policies of the Issuer. The Reporting Persons' decision is in reaction to the preliminary proxy statement filed by the Issuer on February 11, 1999 (the "Preliminary Proxy"). The Preliminary Proxy outlines a plan of recapitalization for the Issuer (the "Plan") which, among other things, would convert the Preferred Shares into common stock of the Issuer. The Reporting Persons are concerned that the Plan (1) may not be in the best interests of the holders of the Preferred Stock and (2) may not be in the long-term best interests of the Issuer as a whole. Accordingly, the Reporting Persons are considering requesting a meeting with the Issuer's management to discuss alternatives to the Plan and, if the Reporting Persons believe appropriate, they may consider in the future meeting with other holders of Preferred Stock in order to take other action with respect to the Plan, although at this time no such other action has been taken.

                Depending upon the market price thereof and upon other conditions, the Reporting Persons may acquire additional Preferred Stock from time to time in the open market or otherwise. In addition, depending upon market prices and other conditions, the Reporting Persons may dispose of some or all of their Preferred Stock at any time and from time to time in the open market or otherwise at prices which the Reporting Persons may determine.


                                  Page 7 of 9 Pages

ITEM 5.         INTEREST IN SECURITIES OF ISSUER

       (a) As of the date hereof, the Reporting Persons, acting as a group within the meaning of Section 13(d)(3) of the Act, may be deemed to be a group beneficially owning, in the aggregate, 57,118 shares of Preferred Stock which constitute approximately 5.3% of the 1,071,462 shares of Preferred Stock outstanding as of September 30, 1998 (as reported in New Valley's most recent quarterly statement on Form 10-Q).

       (b) CCA exercises both voting and dispositive power with respect to the shares of Preferred Stock reported on this Schedule 13D since it is the investment advisor to the Managed Accounts. CCA is, in turn, controlled by entities controlled by Messrs. Evensen, Friedman, and Julis and each of these Reporting Persons therefore shares both voting and dispositive power with respect to the shares of Preferred Stock controlled by CCA. Except as set forth in this Item 5(b), none of the Reporting Persons has voting or dispositive power over another Reporting Person's share of Preferred Stock. Each of the Reporting Persons disclaims beneficial ownership of the Preferred Stock for any other purposes.

       (c) None of the Reporting Persons have effected any transaction in the Preferred Stock in the past 60 days.

       (d) No persons other than the Messrs. Evensen, Friedman and Julis and the Managed Accounts, with respect to the Preferred Stock, have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Preferred Stock.

       (e)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

       CCA, as investment advisor to the Managed Accounts, is a party to investment advisory agreements with each of the Managed Accounts (collectively, the "Advisory Agreements"). Except for the Advisory Agreements and the Joint Filing Agreement among the Reporting Persons (a copy of which is being filed herewith as EXHIBIT A) there are no contracts, arrangements, understandings or relationships among the Reporting Persons or any other persons with respect to the securities of the Issuer.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

       EXHIBIT A: Joint Filing Agreement among the Reporting Persons dated the date hereof.


                                  Page 8 of 9 Pages

                                     SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 1999.




CANYON CAPITAL ADVISORS LLC,
a Delaware limited liability company




By:    /s/ MITCHELL R. JULIS
       ------------------------
       Mitchell R. Julis
       ------------------------
       Managing Director



INDIVIDUALLY,



/s/ MITCHELL R. JULIS
---------------------------
MITCHELL R. JULIS


/s/ R. CHRISTIAN B. EVENSEN
---------------------------
R. CHRISTIAN B. EVENSEN


/s/ JOSHUA S. FRIEDMAN
---------------------------
JOSHUA S. FRIEDMAN


                                  Page 9 of 9 Pages